
TM

15 Allstate Parkway, Suite 600, Markham, Ontario, L3R5B4, Canada
Tel: 1.416.246.9997 Fax: 1.866.280.5239 www.kalloinc.ca

August 08, 2014

William H. Thompson
Accounting Branch Chief
United States Security and Exchange Commission
Washington, D.C. 20549, USA

Re: Kallo Inc.
Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2013
Filed April 17, 2014
Amendment No. 1 to Form 8-K Filed June 13, 2014
Response dated June 18, 2014
File No. 0-53183

In response to your letter dated July 1, 2014, please be advised as follows:

1. Malone Bailey has audited our financial statements for the year ended December 31, 2013 and reviewed our Form 10-Q for the period ended March 31, 2014. With respect to the audit of the period from December 12, 2006 (inception) through December 31, 2013, we obtained a waiver from the Division of Corporate Finance, Chief Accountant's Office, a copy of which is attached hereto as "Exhibit A". The amounts from December 12, 2006 to December 31, 2013 are labelled "unaudited".

Previous independent registered public accounting firm

2. Our dispute with Schwartz Levitsky Feldman LLP centers around its inability to timely audit our financial statements for the period ended December 31, 2013. The auditor requested an opinion to the affect that there were no violations of the Foreign Corrupt Practices Act. We complied and had our securities attorney issue an opinion that there were no violations of the Foreign Corrupt Practices Act. Then, after receiving the requested opinion, the auditor decided that it would require a second opinion from an "independent" attorney. Again, we complied having retained a law firm in New York City, which specialized in the Foreign Corrupt Practices Act. Again, the opinion reflected there was no violation of the Foreign Corrupt Practices Act. After that, the auditor wanted the opinion from the New York City firm to contain additional language, which the independent lawyer felt that Schwartz Levitsky Feldman LLP was trying to influence the attorney's independent opinion. By this time, we were frantic. The auditor could not give us a definitive date or specific conditions which would result in the issuance of its audit opinion of the December 31, 2013 financial statements. Under the circumstances we had no choice but to obtain the services of a new auditor. After retaining MaloneBailey, MaloneBailey was able to render an unqualified audit opinion. We have authorized Schwartz Levitsky Feldman LLP to respond fully to the inquiries of MaloneBailey concerning the disagreement.

3. We will file an amended Form 8-K disclosing the foregoing.

Sincerely,

JOHN CECIL
John Cecil
Chief Executive Officer



**DIVISION OF
CORPORATION FINANCE**

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

July 24, 2013

Mr. Vince Leitao
President
Kallo, Inc.
15 Allstate Parkway, Suite 600
Markham, Ontario L3R 5B4
Canada

Re: Kallo, Inc. (the "Company")
      File No. 333-184572

Dear Mr. Leitao:

In your letter dated July 19, 2013, which we received on July 22, 2013, you indicate that the Company is in the "development stage," and the staff has requested that you provide the reports and related consents of your predecessor auditors because your current auditor refers to the predecessor auditors' work in its opinion on the Company's cumulative inception-to-date disclosures, which are required by ASC 915-225-45-1. However, your letter states that the Company has changed auditors several times over the period since its inception, and you believe it is impracticable for the Company to obtain an audit opinion and consent from each of its prior auditors over the period since inception for the reasons noted in your letter. Therefore, you request a waiver from the requirement that the cumulative inception-to-date information be audited in the Company's filings that include an audited balance sheet.

Based on the information provided, we will not object to your request. However, in its future filings, the Company should continue to provide cumulative inception-to-date disclosures on an unaudited basis until the Company exits the "development stage." The cumulative columns in the statements of operations and cash flows and the cumulative activity in stockholders' equity (deficit) for periods prior to January 1, 2011 should be labeled "unaudited." In addition, please amend your Form S-1 and your most recent Form 10-K to include the cumulative information on an unaudited basis as well as a new auditor consent and a new report provided by your independent auditor that does not reference the work of other auditors for the period from inception (December 12, 2006) to December 31, 2012.

The staff's conclusion is based solely on the information included in your letter. Different or additional material information could lead to a different conclusion. If you have any questions regarding this letter, please call me at (202) 551-3299.

Sincerely,

Mark C. Shannon
Associate Chief Accountant

EXHIBIT ___A___